02022300

UF 6-5-02

[...]TATES
[...]ANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUN 03 2002 WASH. D.C. 152 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wyoming Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 East First Street
(No. and Street)

Casper	**Wyoming**	**82602**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Bratton, CFO **307-235-6200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter, Muirhead, Cornia & Howard Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

123 West First Street	**Casper**	**Wyoming**	**82602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard J. Bratton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wyoming Financial Securities, Inc.**, as of **March 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

LORRIE A. MOORE - NOTARY PUBLIC
County of Natrona — State of Wyoming
My Commission Expires 9-7-05

Signature

Financial Operations Principal
Title

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

CONTENTS

PORTER, MUIRHEAD, CORNIA & HOWARD
(A Corporation of Certified Public Accountants)
123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wyoming Financial Securities, Inc.

We have audited the accompanying statement of financial condition of Wyoming Financial Securities, Inc., (a wholly-owned subsidiary of WERCS) as of March 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wyoming Financial Securities, Inc. as of March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Porter, Muirhead, Cornia & Howard

PORTER, MUIRHEAD, CORNIA & HOWARD
Certified Public Accountants

Casper, Wyoming
May 15, 2002

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2002

ASSETS		
Cash and cash equivalents	$	125,846
Due from clearing organization		287,104
Deposit with clearing organization		101,881
Investments		37,960
Furniture and equipment, net		120,540
Other assets		145,467
		818,798

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payables:		
Commissions	$	78,938
Trade		7,721
Accrued expenses		5,374
Total liabilities		92,033
Commitments and Contingencies		
Stockholder's Equity:		
Common stock, no par value, authorized 500,000 shares; issued and outstanding 18,060 shares		717,000
Additional paid-in-capital		1,265,501
Accumulated deficit		(1,255,736)
Total stockholder's equity		726,765
	$	818,798

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Wyoming Financial Securities, Inc. (the "Company") is a wholly owned subsidiary of WERCS conducting business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the State of Wyoming and St. Louis, Missouri.

With respect to all other securities transactions, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all securities transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities transactions: Security transactions and related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant. Investment securities are valued at market with the net unrealized gains and losses included in earnings of the current period.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include all cash, money market accounts and overnight repurchase agreements with a bank.

The Company maintains deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on cash and cash equivalents.

Property and equipment: Property and equipment is stated at cost. Depreciation of furniture, fixtures, and computers is computed using the declining balance method over estimated useful lives of five to ten years.

Income taxes: For income tax purposes, Wyoming Financial Securities, Inc. is included in a consolidated return with its parent holding company and other subsidiaries.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising costs: The Company expenses advertising costs as incurred.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2. Other Assets

At March 31, 2002, the Company's other assets included the following:

Prepaid expenses	$ 32,742
Employee advances	34,200
Receivable from an affiliated company	57,298
Other receivables	8,795
Interest receivable	1,266
Deposits	11,166
	$ 145,467

Note 3. Furniture and Equipment

At March 31, 2002, the Company had the following furniture and equipment:

Furniture and fixtures	$ 148,087
Computers	129,459
	277,546
Less accumulated depreciation	157,006
	$ 120,540

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2002, the Company had net capital and minimum net capital requirements of approximately $456,000 and $250,000, respectively. The Company's net capital ratio was .21 to 1.

Note 5. Income Tax Matters

For income tax purposes, the Company has elected to file consolidated tax returns with its parent company. For purposes of these financial statements, the Company computes current and deferred income taxes using the separate return method. Separate return net operating loss carry forwards have been applied to the Company's separately computed taxable income to reduce the provision for current income taxes included in the accompanying financial statements.

Deferred tax assets result from net operating loss carry forwards. Net deferred tax asset consisted of the following component as of March 31, 2002:

Deferred Tax Asset:	
Net operating loss carryforwards	$ 165,000
Less valuation allowance	(165,000)
	$ -

The Company provided a valuation allowance of $281,884 for the year ended March 31, 2002 on the deferred tax asset to recognize that the deferred tax asset may not be realized since such realization is dependent upon sufficient future taxable income being generated during the period that deductible temporary differences and carry forwards are expected to be available.

As of March 31, 2002, the Company has a net operating loss carryover of approximately $486,000, which is available to reduce separate return taxable income in future years. If not utilized, this carryover will expire in 2014 through 2016.

Note 6. Off-Balance-Sheet Risk, Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7. Defined Contribution Retirement Plan

The Company's parent, WERCS, established an Employee Stock Ownership Plan, which provides for the participation of subsidiary employees, including those of the Company. All of the Company's employees with at least one year of service are eligible for the plan at the next plan entry date.

Note 8. Related Party Transactions

To take advantage of economies of scale, the parent company, WERCS, contracts for services such as payroll processing, telephone, property and equipment leasing, insurance and other, with various vendors, and subsidiaries reimburse WERCS for the cost of these services. During the year ended March 31, 2002, the Company reimbursed the parent company or its designated related management company approximately $1,621,000 for salaries, benefits, commissions and payroll tax expenses, $48,000 for property rental, and $56,000 for other miscellaneous expenses.

Note 9. Rental Commitment

The Company rents one of its offices under an operating lease agreement, which expires October 2002. The total minimum rental commitment at March 31, 2002 is approximately $47,600.

Note 10. Litigation

The Company is a defendant in various lawsuits wherein substantial amounts are claimed. Currently, the Company has been named in one suitability action and a claim has been asserted in another. These actions claim that the Company is liable for losses and expenses related to specific investment accounts due to a lack of diligence in the administration and oversight of the accounts. The damages claimed are approximately $340,000 in total. Management intends to vigorously defend these matters. The claim and lawsuit are still in the preliminary stages at this time; therefore, the Company's legal counsel cannot evaluate the likelihood of an adverse outcome. These claims would not be covered by insurance. Should an adverse outcome occur the parent company would make a capital contribution to maintain net capital levels required by the SEC.

Additionally, the Company is a party to litigation involving the alleged misappropriation of customer funds by a former employee. Management and its legal counsel believe the ultimate resolution to this matter will not have a material effect on the Company's financial statements.

Note 11. Pronouncements Issued Not Yet Adopted

In July 2001, the Financial Accounting Standards Board issued two statements – Statement 141, *Business Combinations,* and Statement 142, *Goodwill and Other Intangible Assets*, which impacts the accounting for goodwill and other intangible assets. The standards generally are required to be implemented by the Company in its 2002 financial statements. Management believes this statement will have no significant impact on the Company's financial reporting. These standards generally are required to be implemented by the Company in its 2002 financial statements.